SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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FORM 11-K

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[ X ]	Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the Fiscal Year Ended December 31, 2024

Or

[ ]	Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of
1934

For the transition period from _______________ to _______________

Commission File Number: 001-10607

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ORI 401(k) SAVINGS AND PROFIT SHARING PLAN

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OLD REPUBLIC INTERNATIONAL CORPORATION
307 NORTH MICHIGAN AVENUE
CHICAGO, ILLINOIS 60601

Total Pages: 20

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Administration Committee has duly caused this Annual Report to be signed on behalf of the undersigned, thereunto duly authorized.

ORI 401(k) SAVINGS AND PROFIT SHARING PLAN, Registrant

By:	/s/ Frank J. Sodaro
Frank J. Sodaro, Member of the Administration Committee

Date: June 27, 2025

ORI 401(k) Savings and Profit Sharing Plan

Report on Audits of Financial Statements
and Supplemental Schedule

For the Years Ended December 31, 2024 and 2023

ORI 401(k) SAVINGS AND PROFIT SHARING PLAN

INDEX TO FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

Pages
Report of Independent Registered Public Accounting Firm	1

Financial Statements:

Statements of Net Assets Available for Benefits as of December 31, 2024 and 2023	2

Statements of Changes in Net Assets Available for Benefits for the Years Ended December 31, 2024 and 2023	4

Notes to Financial Statements	6

Supplemental Schedule:

Schedule of Assets (Held at End of Year) at December 31, 2024	14

Note:
Supplemental schedules required by the Employee Retirement Income Security Act of 1974, as amended that have not been included herein are not applicable.

Report of Independent Registered Public Accounting Firm

To the Participants and Plan Administrator of the
ORI 401(k) Savings and Profit Sharing Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the ORI 401(k) Savings and Profit Sharing Plan (the Plan) as of December 31, 2024 and 2023, and the related statements of changes in net assets available for benefits for the years then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2024 and 2023, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental information in the accompanying schedule of assets (held at end of year) as of December 31, 2024, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ CBIZ CPAs P.C.

CBIZ CPAs P.C.

We have served as the Plan's auditor since 2007.

West Conshohocken, Pennsylvania
June 27, 2025

ORI 401(k) SAVINGS AND PROFIT SHARING PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 31, 2024 and 2023

	2024
	Participant	Non-Participant
	Directed	Directed	Unallocated	Combined
	Account	Account	Account	Account
ASSETS:
Investments, at fair value:
Old Republic International Corporation
common stock	$38,624,538	$491,301,392	$121,310,690	$651,236,620
Mutual funds	1,419,756,248	5,770,129	—	1,425,526,377
Short-term investments	—	—	2,311,466	2,311,466
Total investments	1,458,380,786	497,071,521	123,622,156	2,079,074,463

Receivables:
Contributions from employers	33,414,511	64,363	12,668,394	46,147,268
Notes receivable from participants	30,294	—	—	30,294
Funds in course of settlement	61,485	—	—	61,485
Accrued interest and dividends	—	—	12,840	12,840
Total receivables	33,506,290	64,363	12,681,234	46,251,887
TOTAL ASSETS	1,491,887,076	497,135,884	136,303,390	2,125,326,350

LIABILITIES:
Notes payable	—	—	64,605,000	64,605,000
Unpaid nondiscrimination refunds	—	—	—	—
Unpaid administrative expenses	—	47,500	1,393	48,893
TOTAL LIABILITIES	—	47,500	64,606,393	64,653,893

NET ASSETS AVAILABLE FOR BENEFITS	$1,491,887,076	$497,088,384	$71,696,997	$2,060,672,457

The accompanying notes are an integral part of these financial statements.

ORI 401(k) SAVINGS AND PROFIT SHARING PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 31, 2024 and 2023

	2023
	Participant	Non-Participant
	Directed	Directed	Unallocated	Combined
	Account	Account	Account	Account
ASSETS:
Investments, at fair value:
Old Republic International Corporation
common stock	$40,982,995	$412,259,362	$116,258,831	$569,501,188
Mutual funds	1,288,186,646	3,321,971	—	1,291,508,617
Short-term investments	—	—	2,554,722	2,554,722
Total investments	1,329,169,641	415,581,333	118,813,553	1,863,564,527

Receivables:
Contributions from employers	31,035,841	20,452,867	11,955,870	63,444,578
Notes receivable from participants	57,246	—	—	57,246
Funds in course of settlement	215,017	—	—	215,017
Accrued interest and dividends	—	—	29,973	29,973
Total receivables	31,308,104	20,452,867	11,985,843	63,746,814
TOTAL ASSETS	1,360,477,745	436,034,200	130,799,396	1,927,311,341

LIABILITIES:
Notes payable	—	—	75,955,000	75,955,000
Unpaid nondiscrimination refunds	304,000	—	—	304,000
Unpaid administrative expenses	—	45,000	—	45,000
TOTAL LIABILITIES	304,000	45,000	75,955,000	76,304,000

NET ASSETS AVAILABLE FOR BENEFITS	$1,360,173,745	$435,989,200	$54,844,396	$1,851,007,341

The accompanying notes are an integral part of these financial statements.

ORI 401(k) SAVINGS AND PROFIT SHARING PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

For the Years Ended December 31, 2024 and 2023

	2024
	Participant	Non-Participant
	Directed	Directed	Unallocated	Combined
	Account	Account	Account	Account

Additions (Reductions):
Employer contributions	$33,414,511	$64,363	$10,776,380	$44,255,254
Common shares released
to participants
(601,912 shares at $29.40 per share)	—	17,696,213	—	17,696,213
Employee contributions	83,422,796	—	—	83,422,796
Interfund transfers	13,452,454	(13,452,454)	—	—
Interest income	—	30,630	150,923	181,553
Dividend income	53,133,669	14,736,472	3,712,791	71,582,932
Net appreciation in
fair value of investments	137,342,015	99,344,331	22,748,104	259,434,450
Total additions	320,765,445	118,419,555	37,388,198	476,573,198

Deductions:
Termination and withdrawal benefits	215,055,726	57,307,262	—	272,362,988
Common shares released
to participants
(601,912 shares at $29.40 per share)	—	—	17,696,213	17,696,213
Interest expense	—	—	2,836,524	2,836,524
Nondiscrimination refunds	—	—	—	—
Administrative expenses	49,155	13,109	2,860	65,124
Total deductions	215,104,881	57,320,371	20,535,597	292,960,849
Net additions	105,660,564	61,099,184	16,852,601	183,612,349

Transfer from merged-in plan	26,052,767	—	—	26,052,767

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	1,360,173,745	435,989,200	54,844,396	1,851,007,341
End of year	$1,491,887,076	$497,088,384	$71,696,997	$2,060,672,457

The accompanying notes are an integral part of these financial statements.

ORI 401(k) SAVINGS AND PROFIT SHARING PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

For the Years Ended December 31, 2024 and 2023

	2023
	Participant	Non-Participant
	Directed	Directed	Unallocated	Combined
	Account	Account	Account	Account

Additions (Reductions):
Employer contributions	$31,035,841	$20,452,867	$11,955,870	$63,444,578
Common shares released
to participants
(809,529 shares at $24.15 per share)	—	19,550,125	—	19,550,125
Employee contributions	78,629,592	—	—	78,629,592
Interfund transfers	10,345,954	(10,345,954)	—	—
Interest income	17	45,040	319,765	364,822
Dividend income	33,149,428	13,358,523	4,271,964	50,779,915
Net appreciation in
fair value of investments	167,250,422	72,613,354	20,760,506	260,624,282
Total additions	320,411,254	115,673,955	37,308,105	473,393,314

Deductions:
Termination and withdrawal benefits	177,519,873	39,481,295	—	217,001,168
Common shares released
to participants
(809,529 shares at $24.15 per share)	—	—	19,550,125	19,550,125
Interest expense	—	—	3,321,103	3,321,103
Nondiscrimination refunds	304,000	—	—	304,000
Administrative expenses	53,755	4,671	2,932	61,358
Total deductions	177,877,628	39,485,966	22,874,160	240,237,754
Net additions	142,533,626	76,187,989	14,433,945	233,155,560

Transfer from merged-in plan	—	—	—	—

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	1,217,640,119	359,801,211	40,410,451	1,617,851,781
End of year	$1,360,173,745	$435,989,200	$54,844,396	$1,851,007,341

The accompanying notes are an integral part of these financial statements.

ORI 401(k) SAVINGS AND PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS
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1.Description of Plan

A.    Basis of Presentation

The accompanying financial statements of the ORI 401(k) Savings and Profit Sharing Plan (the Plan) include plan assets for employees of Old Republic International Corporation and participating subsidiaries (Old Republic, the Plan Sponsor, the Company(ies), or the Employer(s)). These financial statements and accompanying notes together provide only general information about the Plan. The Plan Document must be referred to for a complete description of the Plan's provisions.

B.    General

Effective August 1, 2024, the Republic Mortgage Insurance Company and Affiliated Companies Profit Sharing Plan (RMIC PSP) was merged into the Plan resulting in the transfer of assets totaling $26,052,767. Following the merger, the Plan continues to provide the same type of employer discretionary contributions as were available under the RMIC PSP.

The Plan covers a majority of Company employees and is subject to the provisions of the Internal Revenue Code (the Code) and the Employee Retirement Income Security Act of 1974, as amended (ERISA). Employees become participants in the Plan on their employment date.

In 2015, the Plan purchased Old Republic common stock using the proceeds from a loan obtained from the Company, which was repaid in March 2023. Additionally, in 2018 and 2020, the Plan purchased Old Republic common stock using the proceeds of loans obtained from the Company and participating subsidiary companies (see summary of all loans at Note 4). The shares are held in a trust established under the Plan. The borrowing and interest costs are repaid over the term of the loans through use of fully deductible Company matching contributions to the Plan, dividends from unallocated Old Republic common stock, and any earnings the net funds may earn.

On an annual basis, the Plan makes a calculation of the number of shares to be allocated (released) to the accounts of eligible participants. The calculation of allocated shares is made in accordance with the Code, applicable Treasury Regulations, and the Plan document. Shares allocated to participants vest in accordance with the stated vesting provisions in the Plan document (see Note 1G).

The accompanying financial statements of the Plan present separately the assets and liabilities and changes therein pertaining to the stock not yet allocated to participants within the columns titled “Unallocated Account”. Shares allocated to participants are included in the financial statements under the columns titled “Non-Participant Directed Account” and are entitled to diversification as afforded within the Plan document. Employee contributions made by participants and discretionary contributions made by an Employer are included in the financial statements under the columns titled “Participant Directed Account.”

In accordance with the Setting Every Community Up for Retirement Enhancement (SECURE) Act, the Plan’s provisions require participants to take minimum distributions starting at age 72.

ORI 401(k) SAVINGS AND PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS
_________________

C.    Employee Contributions

Employee contributions could be made on a pretax basis up to an Internal Revenue Service (IRS) limit of $23,000 for 2024. The Plan also provides for designated Roth contributions. Participants may elect to make additional contributions, on a post-tax basis, up to a maximum of 100% of eligible compensation, as defined in the Plan, not to exceed the limits set by the Section 415 of the Code. All contributions are recorded in the period in which the Companies make payroll deductions from Plan participants. The Plan provides for automatic enrollment contributions equal to 6% of the employee’s eligible compensation. Employee contributions (pretax deferrals, after-tax, and Roth contributions) up to 6% are eligible for an amount of matching contributions based on a specified percentage increase in average operating earnings per share for the most recent five-year periods as provided in the Plan document. However, the amount of eligible compensation taken into account when calculating these contributions cannot exceed $150,000. Any employee who does not contribute to the Plan does not receive a Company matching contribution. Contributions are also subject to other Code limitations (including the limits imposed by Code Section 415). In addition, employees who are 50 years of age at any time during the Plan year may make additional pretax catch-up contributions up to $7,500 for 2024. Participants direct the investment of their contributions into various investment options, such as mutual funds, offered by the Plan. In addition, participants may also direct their contributions to buy Old Republic common stock.

Rollover distributions from another qualified plan may be transferred into the Plan. Any amount so transferred is placed in a participant rollover account, which is fully vested. Full or partial withdrawals from rollover accounts, including earnings thereon, are allowed up to twice per year.

D.    Employer Contributions

Participants are eligible to receive a matching contribution and a discretionary contribution under the Plan if the following criteria are met:

•the participant completes 1,000 or more hours of service during the year, and
•the participant is employed by one of the Companies on December 31 of that year, died, became fully disabled during the year, or retired during the year after attaining age 65.

Matching Contributions

The Company matching contributions, when aggregated with the dividends and other earnings on the unallocated Old Republic common stock, are used to fund the Plan’s debt service. The debt service funding triggers the release of stock to be allocated to participants’ accounts in accordance with regulations under ERISA, the Code, and the Plan Document.

The Company matching contribution is based on the following formula:

	If the percentage increase in the Corporation's average
	operating earnings per share for the most recent five-year period is
	Less Than	6.00%	9.01%	15.01%	Over
	6%	to 9%	to 15%	to 20%	20%
Percentage of Recognized	The Resulting Employer Matching Contribution
Compensation Contributed	on the First 6% of Employee Savings Will Be:
1.00%	30%	40%	65%	100%	140%
1.01 to 2.00%	28%	38%	63%	98%	138%
2.01 to 3.00%	26%	36%	61%	96%	136%
3.01 to 4.00%	24%	34%	59%	94%	134%
4.01 to 5.00%	22%	32%	57%	92%	132%
5.01 to 6.00%	20%	30%	55%	90%	130%
Greater than 6.00%	None	None	None	None	None

ORI 401(k) SAVINGS AND PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS
_________________

The percentage increase in the Company's average operating earnings per share is obtained by comparing the average diluted operating earnings per share for the Company for the five years ending with the calculation year to the same average for the five years ending the year prior to the calculation year. Operating earnings per share is equal to net income per share exclusive of realized and unrealized capital gains or losses, extraordinary items, and related income taxes.

Additional amounts from consolidated annual net profits after taxes or accumulated earnings as the Board of Directors of the Companies may determine from time to time may be added to the contributions resulting from the above formula. The amounts of the Companies’ contributions are subject to certain limitations such that they are calculated on a maximum $150,000 of a participant’s recognized compensation and will not exceed:

•the maximum amount currently deductible by that Employer under section 404 of the Code, or
•the amount of its annual net profit before taxes and its accumulated earnings.

For plan years 2024 and 2023, the Company’s Board of Directors declared matching contributions of $10,840,743 and $30,516,723 respectively.

Discretionary Contributions

Discretionary contributions credited to participant accounts are subject to approval by the Board of Directors of the Company and are calculated on a maximum $150,000 of a participant’s recognized compensation. Contributions are also subject to other Code limitations. For plan years 2024 and 2023, the Company’s Board of Directors declared discretionary contributions of $33,414,511 and $30,838,141, respectively.

E. Participant Directed Account

Employee contributions are allocated to the various investment options, such as mutual funds, offered by the Plan or Old Republic common stock as designated by the participant. Earnings or losses accrue to each participant's account based upon the performance of the mutual funds and Old Republic common stock that the participant selected. Participants are fully vested in their own contributions and earnings/losses thereon.

Subject to certain limitations, the Plan permits in-service withdrawals prior to termination of employment on account of certain financial hardships. In addition, subject to certain conditions, participants may make withdrawals during employment from after-tax contributions and after age 59.5.

Participants are able to direct the investment of discretionary contributions into the various investment options, such as mutual funds, offered by the Plan; however, no investment election may be made for Old Republic common stock.

ORI 401(k) SAVINGS AND PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS
_________________

F. Non-Participant Directed Account

Each year, the matching contributions, inclusive of the released shares triggered by the debt service funding and the earnings/losses thereon, are allocated to the participant’s Company account which, for financial statement purposes, is included under the column entitled “Non-Participant Directed Account.”

Each participant’s account is credited with a matching contribution determined based on the Plan formula, inclusive of an allocation of Old Republic common stock released by the Trustee from the unallocated account and forfeitures of terminated participants’ non-vested accounts. Only those participants who are eligible participants as described above receive an allocation in accordance with the Plan document.

Participants are able to divest Company stock acquired with employer matching contributions after completing three years of service. The investment options available for diversification are the same funds available for investment of employee contributions. Previously diversified funds may be re-diversified into Old Republic common stock. For financial statement purposes, diversified funds are transferred from the column “Non-Participant Directed Account” to the column “Participant Directed Account.”

G. Vesting

With the exception of certain transferred accounts, participants are vested in the value of Company contributions on a six-year graded scale with 20% vesting after two years of credited service to 100% vesting after six years of credited service. Participants become immediately vested in the value of Company contributions in the event of death, retirement at or after age 65, or retirement due to disability.

On termination of service, retirement, or death, a participant or his/her beneficiary will be paid the vested portion of their account balances in cash and may elect to receive a lump sum payment, complete a qualified direct rollover, or receive equal installment payments over a reasonable period of time not to exceed the life expectancy of the participant or his/her beneficiary. Distributions of Old Republic common stock are in the form of company stock unless the participant or beneficiary elects to receive the distribution in cash.

If a participant terminates employment with the Company prior to becoming fully vested, the non-vested portion of the Company’s contributions and related earnings thereon are forfeited. Forfeitures are allocated among and credited to remaining participants who are employed by the Company on December 31 and completed 1,000 or more hours of service based upon the ratio of a participant’s relative account balance (discretionary contributions) or eligible salary up to $150,000 (matching contributions).

Forfeitures from plan year 2023 that were allocated in 2025 include $3,022,427 of matching contributions and $1,833,002 of discretionary contributions. Forfeitures from plan year 2022 that were allocated in 2024 and 2023, respectively, include $2,910,550 of matching contributions and $1,905,391 of discretionary contributions.

H.    Unallocated Account

The unallocated account represents all assets and liabilities of the Plan relating to the leveraging of the matching contribution component and not yet allocated to participants.

I.    Common Shares Released to Participants

Common shares released to participants represents the fair value of the Old Republic common stock allocated to participants’ accounts during the year. It represents the number of shares calculated in accordance with applicable regulations under the Code. It takes into account the debt service provided by the Company contributions, and dividends received on the unallocated Old Republic common stock during the year. The release fraction applied to the number of unreleased shares is the principal paid that coincides with the timing of the Company contributions, and the interest paid during the plan year (numerator) divided by the numerator plus an estimate of the remaining future principal and interest (assuming most recent interest rate at December 31) to be paid.

ORI 401(k) SAVINGS AND PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS
_________________

During 2024 and 2023, respectively, 601,912 and 809,529 shares of the Plan’s Old Republic common stock were released, and 3,352,469 and 3,954,381 shares of Old Republic common stock remained unallocated as of December 31, 2024 and 2023, respectively. There is no connection as to the number of shares being allocated and the market value of the Company’s common stock at any given time. Therefore, the market value of the stock on the actual day of allocation (release) to participants’ accounts may vary from the fair value at December 31, 2024 and 2023, as presented in the financial statements.

J.    Voting Rights

Each participant is entitled to exercise voting rights attributable to the shares of the Company’s common stock allocated to his or her account and is notified by the Trustee prior to the time that such voting rights are to be exercised. The Trustee is not permitted to vote any allocated stock for which instructions have not been given by a participant. The Trustee is required, however, to vote any unallocated stock on behalf of the collective best interest of Plan participants and beneficiaries.

K. Notes Receivable from Participants

Participants may not take loans from the Plan. However, in connection with prior mergers into the Plan, certain participant loans related to prior acquisitions remain outstanding and continue to be administered by the Plan until fully repaid. Interest rates on loans outstanding as of December 31, 2024 ranged from 3.25% to 7.75% on loans maturing through 2037. Principal and interest are paid ratably through payroll deductions.

2.Summary of Accounting Policies

A.    Basis of Accounting

The Plan’s financial statements are prepared on an accrual basis of accounting in accordance with accounting principles generally accepted in the United States (GAAP). Prior period amounts have been reclassified whenever appropriate to conform to the most current presentation.

B.    Use of Estimates

The preparation of financial statements in conformity with GAAP requires the Plan administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results can differ from those estimates.

C.    Risks and Uncertainties

Besides the investment of the matching contributions into the Company’s common stock, the Plan provides participants with investment alternatives made up of various investment options, such as mutual funds, which can be equity based, fixed income based, or a combination thereof. In addition, participants may also direct certain of their contributions to buy the Company’s common stock.

All of the above investment alternatives are exposed to various market risks including the level of interest rates, economic conditions and individual credit profiles. Due to these risks and the uncertainty related to changes in the market value of underlying investment securities, it is possible that participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statements of changes in net assets available for benefits could be materially affected.

D.    Investment Valuation and Income Recognition

The Plan’s investments are reported at fair value. Shares of mutual funds are valued at the net asset value of shares held by the Plan at the valuation date. The Company’s common stock is traded on a national securities exchange and is valued at the last reported sales price on the last business day of the year. Short‑term investments are valued at cost plus accrued interest which approximates fair value.

The statements of changes in net assets available for benefits reflect the net appreciation (depreciation) in fair value of the Plan’s investments, which consists of realized gains or losses and the unrealized appreciation (depreciation) on those investments. Interest income is recorded as earned and dividend income is recorded as earned on the ex-dividend date. Purchases and sales are recorded on a trade-date basis.

ORI 401(k) SAVINGS AND PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS
_________________

E. Contributions

Contributions from the Plan participants and matching contributions from the Employers are recorded in the year in which the employee contributions are withheld from compensation.

F. Notes Receivable from Participants

The Plan does not permit participant loans. However, certain participant loans related to prior acquisitions remain outstanding and continue to be administered by the Plan until fully repaid. Participant loans that were transferred into the Plan as a result of the merger are measured at their unpaid principal balance plus any accrued but unpaid interest. Interest income is recorded on an accrual basis. No allowance for credit losses has been recorded as of December 31, 2024. If a participant ceases to make loan repayments and the Plan administrator deems the participant loan to be in default, the participant loan balance is reduced and a benefit payment is recorded.

G.    Termination and Withdrawal Benefit Payments

Termination and withdrawal benefit payments are recorded upon distribution payment.

H.    Plan Expenses

Certain expenses of maintaining the Plan are paid by the Plan, including fees for trustee, accounting, auditing, investment, custodial, and other services, and are reflected accordingly within administrative expenses. Most other expenses, including investment management fees, are paid or provided by Old Republic as the Plan Sponsor and are excluded from the accompanying financial statements. Investment related expenses are included in net appreciation of fair value of investments.

3.    Investments

Fair Value Measurements

The Plan investments are reported at fair value in the accompanying statements of net assets available for benefits. Fair value is defined as the estimated price that is likely to be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants (an exit price) at the measurement date. A fair value hierarchy is established that prioritizes the sources (inputs) used to measure fair value into three broad levels: Level 1 inputs are based on quoted market prices in active markets; Level 2 observable inputs are based on corroboration with available market data; and Level 3 unobservable inputs are based on uncorroborated market data or a reporting entity’s own assumptions.

A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

The valuation methodologies used for assets measured at fair value are discussed further in Note 2D. There have been no changes in the methodologies used at December 31, 2024 from prior years.

All Plan investments are classified within Level 1 of the fair value hierarchy at December 31, 2024 and 2023.

4.Notes Payable

In December 2015, the Plan entered into a term loan agreement with the Company for aggregate borrowings of $34,038,664 with principal payments due in 2019 through 2023. The proceeds of the loan were used to purchase 2,200,000 shares of the Company’s common stock. The loan accrued interest at the lesser of (a) 4.0% per year, or (b) the variable interest rate indexed to the one-month London Interbank Offered Rate (LIBOR) plus 175 basis points calculated monthly. The interest rate was capped at 4% at December 31, 2022. In March 2023, the Plan repaid the remaining principal on the loan.

In May 2018, the Plan entered into 10-year term loan agreements with the Company and participating subsidiary companies for aggregate borrowings of $50,000,000 ($750,000 from the Company and $49,250,000 from the participating subsidiary companies). The proceeds of the loans were used to purchase 2,383,625 shares of the Company’s common stock. The loans bear a 5.00% interest rate.

ORI 401(k) SAVINGS AND PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS
_________________

In March 2020, the Plan entered into 10-year term loan agreements with the Company and participating subsidiary companies for aggregate borrowings of $50,000,000 ($750,000 from the Company and $49,250,000 from the participating subsidiary companies). The proceeds of the loans were used to purchase 3,337,000 shares of the Company’s common stock. The loans bear a 3.00% interest rate.

Interest on the loans is payable quarterly with any remaining accrued interest due and payable on maturity of the loan. Principal on the loans is payable in accordance with the following maturity schedule.

At December 31, 2024 and 2023, loans due to the Company and participating subsidiary companies aggregated $64,605,000 and $75,955,000, respectively.

Maturities of the Plan’s loans are as follows:

		2018 Term Loans		2020 Term Loans
			Participating		Participating
			Subsidiary		Subsidiary
	Total	Company	Companies	Company	Companies

2025	$11,800,000	$132,000	$8,668,000	$45,000	$2,955,000
2026	12,250,000	135,000	8,865,000	48,750	3,201,250
2027	12,700,000	138,000	9,062,000	52,500	3,447,500
2028	9,568,000	88,000	5,730,000	56,250	3,693,750
2029	13,500,000	—	—	202,500	13,297,500
2030	4,787,000	—	—	71,500	4,715,500
Total	$64,605,000	$493,000	$32,325,000	$476,500	$31,310,500

The fair value of the Plan’s notes payable approximates their carrying value. The estimated fair value is based on an internally generated interest yield market matrix table, which incorporates maturity, coupon rate, credit quality, structure, and current market conditions. All notes payable are classified within Level 3 of the fair value hierarchy as described in Note 3.

5.Related Parties and Parties in Interest

As Plan assets included investments in the Company’s common stock, Old Republic International Corporation and participating subsidiaries are parties in interest. Office personnel, space and equipment are furnished by the Companies at no charge to the Plan.

FMR Corporation and its subsidiaries (FMR) are parties in interest. FMR is the Plan’s custodian, record keeper and provider of educational information to Plan participants, while also managing certain mutual funds. Fees paid by the Plan to FMR for custodianship, transaction, and maintenance were $14,764 and $13,426 during 2024 and 2023, respectively. Old Republic pays FMR’s investment management fees on behalf of the Plan.

6.Termination Priorities

Although it has no plans to do so, the Company reserves the right, either with or without formal action, to terminate the Plan. Each Employer reserves the right to permanently discontinue its contributions to the Plan. In the event that an Employer permanently discontinues its contributions to the Plan, or the Company terminates the Plan, or the Plan is partially terminated under operation of law, the accounts of the affected participants are fully vested and non‑forfeitable. Upon termination of the Plan, the Plan would direct the trustee to pay all liabilities and expenses of the trust and sell unallocated Old Republic common stock to the extent it determines such sale to be necessary in order to repay the loans.

ORI 401(k) SAVINGS AND PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS
_________________

7.Tax Status

The IRS issued a favorable determination letter, dated November 17, 2017, stating that the Plan is designed in accordance with applicable sections of the Code. The Plan Sponsor believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code, therefore, no provision for income taxes has been included in the Plan’s financial statements.

Plan management has evaluated the effects of accounting guidance related to uncertain income tax positions and concluded that the Plan had no significant financial statement exposure to uncertain income tax positions at December 31, 2024 or 2023. The Plan is not currently under audit by any tax jurisdiction.

8.Nondiscrimination Refunds

Due to limits imposed by Internal Revenue Code Section 415 and ERISA, tests are performed annually to determine that the Plan has not discriminated between highly compensated employees and non-highly compensated employees. In most years, initial tests indicate that there is an excess differential between contributions by highly compensated employees and non-highly compensated employees. To bring the Plan into compliance, a determination is made as to whether contributions need to be returned to highly compensated employees so the Plan can meet the “Actual Contribution Percentage Test for Non-excludable Employees.” This amount represents the nondiscrimination refunds payable at any given year-end. There were no nondiscrimination refunds payable to participants at December 31, 2024 and $304,000 at December 31, 2023.

9.Subsequent Events

Subsequent events have been evaluated through the date the financial statements were issued. No subsequent events, other than that described below, were identified requiring adjustment or disclosure to the financial statements.

Effective January 1, 2025, the Plan Sponsor restated the Plan Document modifying several aspects of the Plan. The modifications include the following: 1) standardize the discretionary contribution to 3% for all participants; 2) simplify the formula used to calculate the match; 3) remove the $150,000 salary limit on employer contributions; 4) remove the six-year vesting period so that employer contributions and the respective gains or losses will be 100% vested the first year; 5) remove the requirement to hold stock for three years before being able to transfer it to other investment options; 6) allow employees to take a loan against their balance; 7) allow additional catch-up contributions; 8) require employees to make a separate election for contributions to continue as after-tax contributions after they reach the maximum allowable pre-tax contribution limit; 9) limit after-tax contributions to $15,000 annually; and 10) make available partial withdrawals for all former employees.

SUPPLEMENTAL SCHEDULE

ORI 401(k) SAVINGS AND PROFIT SHARING PLAN
FORM 5500-ANNUAL RETURN/REPORT OF EMPLOYEE BENEFIT PLAN
SCHEDULE H, LINE 4i-SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2024
EIN: 36-2678171 PLAN NUMBER-002

		(c)
		DESCRIPTION OF INVESTMENT INCLUDING MATURITY DATE, RATE
		OF INTEREST, COLLATERAL, SHARES, PAR OR MATURITY VALUE
	(b)		RATE OF		SHARES, PAR,			(e)
	IDENTITY OF ISSUE, BORROWER,	MATURITY	INTEREST		OR MATURITY		(d)	CURRENT
(a)	LESSOR, OR SIMILAR PARTY	DATE	DIVIDENDS	COLLATERAL	VALUE		COST	VALUE

MUTUAL FUNDS:
	BALANCED FUNDS:
	PIMCO REALPATH BLEND 2025 INSTITUTIONAL	N/A	VARIABLE	N/A	7,543,679	sh	#	$90,146,969
	PIMCO REALPATH BLEND 2030 INSTITUTIONAL	N/A	VARIABLE	N/A	8,330,607	sh	#	108,714,419
	PIMCO REALPATH BLEND 2035 INSTITUTIONAL	N/A	VARIABLE	N/A	7,766,992	sh	#	110,446,632
	PIMCO REALPATH BLEND 2040 INSTITUTIONAL	N/A	VARIABLE	N/A	4,823,596	sh	#	73,222,189
	PIMCO REALPATH BLEND 2045 INSTITUTIONAL	N/A	VARIABLE	N/A	4,076,852	sh	#	64,006,571
	PIMCO REALPATH BLEND 2050 INSTITUTIONAL	N/A	VARIABLE	N/A	2,756,590	sh	#	44,243,268
	PIMCO REALPATH BLEND 2055 INSTITUTIONAL	N/A	VARIABLE	N/A	1,624,437	sh	#	26,689,504
	PIMCO REALPATH BLEND 2060 INSTITUTIONAL	N/A	VARIABLE	N/A	1,138,880	sh	#	14,771,278
	PIMCO REALPATH BLEND 2065 INSTITUTIONAL	N/A	VARIABLE	N/A	146,475	sh	#	1,905,646
	PIMCO REALPATH BLEND INCOME INSTITUTIONAL	N/A	VARIABLE	N/A	5,149,287	sh	#	58,341,425
	VANGUARD WELLINGTON FUND	N/A	VARIABLE	N/A	684,245	sh	#	50,599,927
	EQUITY FUNDS:
*	FIDELITY MID-CAP STOCK K	N/A	VARIABLE	N/A	1,003,813	sh	#	42,641,957
	INVESCO SMALL CAP EQUITY R6	N/A	VARIABLE	N/A	177,693	sh	#	3,223,348
	BLACKROCK SUSTAINABLE ADG LG CP CR K	N/A	VARIABLE	N/A	156,672	sh	#	3,326,138
	FIXED INCOME FUNDS:
*	FIDELITY MONEY MARKET GOVT PORTFOLIO	N/A	VARIABLE	N/A	70,906,865	sh	A	70,906,865
	VICTORY CORE PLUS INTERMEDIATE BOND R6	N/A	VARIABLE	N/A	3,665,020	sh	#	33,241,731
	GROWTH FUND:
	VANGUARD INTERNATIONAL GROWTH FUND	N/A	VARIABLE	N/A	412,319	sh	#	41,879,196
	VANGUARD GROWTH INDEX INSTITUTIONAL	N/A	VARIABLE	N/A	678,426	sh	#	143,303,993
	INDEX FUNDS:
*	FIDELITY 500 INDEX	N/A	VARIABLE	N/A	1,056,601	sh	#	215,747,363
*	VANGUARD REAL EST INDEX ADM	N/A	VARIABLE	N/A	29,832	sh	#	3,768,139
*	VANGUARD SHORT-TERM BOND INDEX IS	N/A	VARIABLE	N/A	2,561,941	sh	#	25,952,461
*	VANGUARD TOTAL BOND MARKET INDEX INSTITUTIONAL	N/A	VARIABLE	N/A	1,858,801	sh	#	17,621,432
	VANGUARD TOTAL INTERNATIONAL STOCK INDEX IS	N/A	VARIABLE	N/A	116,750	sh	#	14,794,534
	FIDELITY MID CAP INDEX FUND	N/A	VARIABLE	N/A	1,708,800	sh	#	57,706,180
	FIDELITY SMALL CAP GROWTH INDEX FUND	N/A	VARIABLE	N/A	1,344,438	sh	#	37,254,382
	FIDELITY SMALL CAP VALUE INDEX FUND	N/A	VARIABLE	N/A	48,834	sh	#	1,250,152
	VANGUARD VALUE INDEX FUND INSTITUTIONAL SHARES	N/A	VARIABLE	N/A	1,037,329	sh	#	68,494,864
	BLACKROCK RUSSELL 2000 INDEX FUND CLASS R	N/A	VARIABLE	N/A	4,943	sh	#	1,325,814
	TOTAL							$1,425,526,377

ORI 401(k) SAVINGS AND PROFIT SHARING PLAN
FORM 5500-ANNUAL RETURN/REPORT OF EMPLOYEE BENEFIT PLAN
SCHEDULE H, LINE 4i-SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2024
EIN: 36-2678171 PLAN NUMBER-002

		(c)
		DESCRIPTION OF INVESTMENT INCLUDING MATURITY DATE, RATE
		OF INTEREST, COLLATERAL, SHARES, PAR OR MATURITY VALUE
	(b)		RATE OF		SHARES, PAR,			(e)
	IDENTITY OF ISSUE, BORROWER,	MATURITY	INTEREST		OR MATURITY		(d)	CURRENT
(a)	LESSOR, OR SIMILAR PARTY	DATE	DIVIDENDS	COLLATERAL	VALUE		COST	VALUE

EMPLOYER SECURITIES:
*	OLD REPUBLIC INTERNATIONAL
	CORPORATION COMMON STOCK:
	PARTICIPANT DIRECTED	N/A	N/A	N/A	1,067,271	sh	$21,103,392	$38,624,538
	NON-PARTICIPANT DIRECTED	N/A	N/A	N/A	13,575,612	sh	297,790,506	491,301,392
	UNALLOCATED	N/A	N/A	N/A	3,352,050	sh	52,435,655	121,310,690
	TOTAL				17,994,933	sh	$371,329,553	$651,236,620

SHORT-TERM INVESTMENTS		N/A	N/A	N/A	2,311,466	sh	$2,311,466	$2,311,466

* PARTICIPANTS LOANS RECEIVABLE		Interest rates range from 3.25% to 7.75% maturing through 2037					$—	$30,294

	TOTAL INVESTMENTS HELD							$2,079,104,757

Note:
*	Parties in interest.
#	Participant directed funds.
A	Includes Non-Participant directed funds (5,770,129 shares with a cost and current value of $5,770,129).